15046757

AB 3/4

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercantil Commercebank Investment Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Alhambra Circle PH Floor
(No. and Street)

Coral Gables (City) | Florida (State) | 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Viña | (305) 629-5879 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1441 Brickell Avenue, Suite 1100 (Address) | Miami (City) | Florida (State) | 33131 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

D 3/5/15

OATH OR AFFIRMATION

I, Raphael E. Viña, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercantil Commercebank Investment Services Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

M DUARTE
Notary Public - State of Florida
My Comm. Expires Feb 5, 2018
Commission # FF 61423

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercantil Commercebank Investment Services, Inc.

(A wholly owned subsidiary of Mercantil Commercebank, N.A.)

Financial Statements and Supplementary Information
December 31, 2014 and 2013

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Index
December 31, 2014 and 2013

Page(s)

pwc

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors of
Mercantil Commercebank Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Mercantil Commercebank Investment Services, Inc. (the "Company") at December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The information in Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 19, 2015

PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7111, F: (954) 525 4453, www.pwc.com/us

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Financial Condition
December 31, 2014 and 2013

	2014	2013
Assets		
Cash and cash equivalents	$ 1,879,536	$ 7,010,033
Deposit with clearing broker	100,000	100,000
Receivable from clearing broker	2,346,306	1,929,670
Receivable from affiliates	252,768	258,206
Other assets	393,287	160,171
Total assets	$ 4,971,897	$ 9,458,080
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$ 1,304,619	$ 1,189,900
Commitments and contingencies (Note 5)		
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	3,018,932	3,018,932
Accumulated earnings	648,345	5,249,247
	3,667,278	8,268,180
Total liabilities and stockholder's equity	$ 4,971,897	$ 9,458,080

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Operations
Years Ended December 31, 2014 and 2013

	2014	2013
Revenues		
Commissions	$ 12,018,142	$ 10,756,619
Fees	5,066,264	4,232,685
Other Income	8,653	35,215
Total revenues	17,093,059	15,024,519
Expenses		
Employee compensation and benefits	4,793,198	4,730,081
Fees and services	3,024,941	2,560,854
Occupancy	166,740	166,740
Other expenses	329,159	370,799
Total expenses	8,314,038	7,828,474
Net income before income taxes	8,779,021	7,196,045
Income taxes	(3,379,923)	(2,770,477)
Net income	$ 5,399,098	$ 4,425,568

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2014 and 2013

	Common Stock		Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2012	100	$ 1	$ 3,018,932	$ 13,323,679	$ 16,342,612
Net income	-	-	-	4,425,568	4,425,568
Dividends paid	-	-	-	(12,500,000)	(12,500,000)
Balances at December 31, 2013	100	$ 1	3,018,932	5,249,247	8,268,180
Net income	-	-	-	5,399,098	5,399,098
Dividends paid	-	-	-	(10,000,000)	(10,000,000)
Balances at December 31, 2014	100	$ 1	$ 3,018,932	$ 648,345	$ 3,667,278

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Cash Flows
Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities		
Net income	$ 5,399,098	$ 4,425,568
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	14,555	13,179
Deferred tax (benefit) expense	(42,237)	22,547
Change in operating assets and liabilities		
Securities owned, at fair value	-	9,546,387
Receivable from clearing broker	(416,636)	(410,776)
Receivable from affiliates	5,438	(90,129)
Other assets	(205,434)	82,811
Accrued expenses and other liabilities	114,719	196,303
Net cash provided by operating activities	4,869,503	13,785,890
Cash flows used in financing activities		
Dividends paid	(10,000,000)	(12,500,000)
Net (decrease) increase in cash and cash equivalents	(5,130,497)	1,285,890
Cash and cash equivalents		
Beginning of the year	7,010,033	5,724,143
End of the year	$ 1,879,536	$ 7,010,033
Supplemental disclosures of cash flow information		
Income taxes paid	$ 3,187,187	$ 2,847,989

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Mercantil Commercebank Investment Services, Inc. (the "Company"), organized in July 2001 and operating since May 2002, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is in the City of Coral Gables, Florida. The Company is a wholly owned subsidiary of Mercantil Commercebank, N.A. (the "Bank"), which is beneficially-owned by Mercantil Commercebank Holding Corporation (the "Holding Company"). The Holding Company is a wholly owned subsidiary in the United States of America of Mercantil Servicios Financieros, C.A. ("MSF"). MSF is a corporation domiciled in the Bolivarian Republic of Venezuela.

The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

The effects of significant subsequent events, if any, have been adequately recognized or disclosed in these financial statements. Subsequent events have been evaluated through February 19, 2015, the date when these financial statements were available to be issued.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are appropriate. Actual results could differ from those estimates.

Commissions
Commissions earned are related to the dollar amount of trading volume of customers' transactions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fees
Fees are derived from investment advisory fees and account administrative services. Investment advisory fees are recorded as earned on a pro rata basis over the term of the contracts, based on a percentage of the average assets managed during the period. These fees are received quarterly. Account administrative fees are charged to customers for the maintenance of their accounts and are earned and collected on a quarterly basis.

Cash and Cash Equivalents
The Company classifies as cash equivalents highly liquid instruments purchased with original maturities of three months or less and includes cash and cash due from banks.

Securities Owned, at Fair Value

Proprietary securities transactions in regular-way trades are recorded at their fair value on the trade date, as if they had settled. Profit and loss arising from all securities transactions, for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Stock Option Plan

The Company participates in a stock option plan for certain key officers, to acquire shares of MSF. The Company determines the fair value of options granted and amortizes that expense over the vesting period with a credit to Additional Paid-in-Capital. The market value is determined at the option grant date using the Black-Scholes-Merton method.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the resulting net deferred tax asset is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The results of operations of the Company are included in the consolidated income tax return of the Holding Company and its subsidiaries as members of the same consolidated tax group. Under the intercompany income tax allocation policy, the Company and the entities included in the consolidated tax group are allocated current and deferred taxes as if they were separate taxpayers. As a result, the Company and the entities included in the consolidated group, pay their allocation of income taxes to the Holding Company, or receive payments from the Holding Company to the extent that tax benefits are realized.

2. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

3. Related Party Transactions

Included in the statements of financial condition are amounts with related parties as follows:

	2014	2013
Assets		
Cash and cash equivalents	$ 292,318	$ 4,796,496
Receivable from affiliates	252,768	258,206
	$ 545,086	$ 5,054,702
Liabilities		
Accrued expenses	184,351	-
Net Asset position	$ 360,735	$ 5,054,702

The Company maintains some of its cash deposited with the Bank for amounts that, at times, may be in excess of federally-insured limits mandated by the Federal Deposit Insurance Corporation.

Included in the statements of operations are amounts with related parties as follows:

	2014	2013
Expenses		
Occupancy	166,740	166,740
Fees and services -		
Compliance	746,382	668,652
Wealth management	730,716	574,764
Other expenses	333	415
	$ 1,644,171	$ 1,410,571

During 2014 and 2013, the Company received accounting and certain administrative services performed by the Bank at no charge.

4. Commitments and Contingencies

The Company occupies office premises under a noncancelable operating lease agreement with the Bank that expires in December 2022. Rent expense for the year ended December 31, 2014 and 2013 amounted to $166,740 in both years. Future minimum lease payments under this agreement as of December 31, 2014 are as follows:

Year Ending	Amount
2015	$ 162,155
2016	164,223
2017	166,290
2018	168,358
2019	170,426
Thereafter	523,685
	$ 1,355,137

In the normal course of business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter-parties to meet the terms of their contracts.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

5. Fair Value of Financial Instruments

The Company's financial instruments at December 31, 2014 and December 31, 2013 consisted of cash and cash equivalents, deposits with clearing broker, and receivables from and payables to third parties and affiliates. The carrying amounts of the Company's financial instruments approximate fair value because of the short maturity of the instruments.

6. Employee Benefit Plan

The Mercantil Commercebank Holding U.S.A. Retirement Plan (the "Plan") is a 401(k) benefit plan covering substantially all employees of the Company.

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees with at least three months of service and who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second through completion of the sixth year of employment. Beginning January 1st, 2015, the Plan converts to a Safe Harbor Plan, which among other things enables Highly Compensated employees to contribute up to the maximum allowed without further restrictions.

During 2014 and 2013, the Company contributed $109,102 and $89,559, respectively, to the 401(k) benefit plan in matching contributions.

The Company participates in a stock option plan for certain key officers, to acquire shares of MSF. MSF determines the fair value of options granted and amortizes that expense over the vesting period with a credit to Additional Paid-in-Capital. The Company records its proportionate share of compensations expense based on the amount of expense associated with the Company's employees. There are no outstanding stock option grants during 2014 or 2013, therefore no compensation expense was recorded for this plan during 2014 and 2013.

7. Income Taxes

The Components of the income tax expense for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Current provision		
Federal	2,935,629	$ 2,355,408
State	486,531	392,522
Deferred tax (benefit)/expense	(42,237)	22,547
	$ 3,379,923	$ 2,770,477

The composition of the net deferred tax asset, included in other assets on the Statement of Financial Condition, is as follows:

	2014	2013
Tax effect of temporary differences		
Deferred compensation expense	$ 128,592	$ 88,081
Other	(2,097)	(3,823)
	$ 126,495	$ 84,258

The Company evaluates the deferred tax asset for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance and projections of future taxable income. This evaluation involves significant judgment by management about assumptions that are subject to change from period to period. Management believes that the weight of all the positive evidence currently available exceeds the negative evidence in support of the realization of the future tax benefits associated with the federal net deferred tax asset. As a result, management has concluded that the federal net deferred tax asset in its entirety will more likely than not be realized. Therefore, a valuation allowance is not considered necessary. If future results differ significantly from the Company' current projections, a valuation allowance against the net deferred tax asset may be required.

At December 31, 2014, the Company had no unrecognized tax benefits or associated interest or penalties that needed to be accrued for.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2014 and 2013, the Company had net capital of $674,917 and $1,781,446, respectively, which was $574,917 and $1,681,446, respectively, in excess of its required net capital of $100,000. At December 31, 2014 and 2013, the Company's percentage of aggregate indebtedness to net capital was 193.30% and 66.79%, respectively.

Supplementary Information

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Schedule I - Computation of Net Capital Under Rule 15c3-1 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

Computation of net capital	
Total stockholder's equity	$ 3,667,278
Deductions and/or charges	
Nonallowable assets	
Cash in Parent Company	-
Receivable from clearing broker	2,346,306
Receivable from affiliates	252,768
Other assets	393,287
Total deductions and/or charges	2,992,361
Net capital	674,917
Computation of basic net capital requirement	
Minimum net capital required	100,000
Excess of net capital	574,917
Computation of aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses and other liabilities	1,304,619
Total aggregate indebtedness	$ 1,304,619
Ratio of aggregate indebtedness to net capital	193.30%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2014 unaudited FOCUS Report filing dated January 8, 2015.

The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

pwc

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors of
Mercantil Commercebank Investment Services, Inc.

We have reviewed Mercantil Commercebank Investment Services, Inc.'s (the "Company") assertions, included in the accompanying Mercantil Commercebank Investment Services, Inc. exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
February 19, 2015

PricewaterhouseCoopers LLP, 401 East Las Olas Boulevard, Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7111, F: (954) 525 4453, www.pwc.com/us

Mercantil Commercebank Investment Services, Inc. Exemption Report

Mercantil Commercebank Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)*: (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Mercantil Commercebank Investment Services

I, Raphael Vina, swear (or affirm) that, to my best knowledge and belief, this Exemption

Report is true and correct.

By: ____________

Title: Financial and Operations Principal

February 19, 2015

Other Information

pwc

Report of Independent Certified Public Accountants

To the Board of Directors of Mercantil Commercebank Investment Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Mercantil Commercebank Investment Services, Inc. (the "Company") for the year ended December 31, 2014, which were agreed to by Mercantil Commercebank Investment Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Mercantil Commercebank Investment Services, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for Mercantil Commercebank Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: payment dated July 14, 2014 in the amount of $13,984 was compared to the wire transfer detail(Ref#140714112131YR01) provided by the Wealth Management Chief Operations Officer, noting no differences and payment dated January 20, 2015 in the amount of $16,259 was compared to the wire transfer detail (Ref# 150217123301YR01) provided by the Wealth Management Chief Operations Officer, noting no differences.

2. Compared the Total Revenue amount of $17,093,059 reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $17,093,909 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014, noting a difference of $850. The difference of $850 was due to the sum of "Foreign Exchange Spread" and "GL Sale of Disp of Assets" trial balance accounts for the year ended December 31, 2014 which were included in Other Expenses reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2014.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust of $4,477,883 to the sum of "Trailer Fee 12B1 Brokerage" and "Trailer Fee 12B1 Advisory" trial balance accounts on the December 31, 2014 trial balance provided by the Wealth Management Chief Operations Officer, noting no differences;

pwc

b. Compared deductions on line 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $410,510 to the "Broker Clearing Cot 5VA FI" trial balance account on the December 31, 2014 trial balance provided by the Wealth Management Chief Operations Officer, noting no differences; and

c. Compared deductions on line 2c(9ii), 40% of margin interest earned on customers securities accounts, of $108,285 to "SIPC 6 & SIPC 7 2014 WKPRS" provided by the Wealth Management Chief Operations Officer, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $12,097,231 and $30,243, respectively, of the Form SIPC-7, noting no differences; and

   b. Recalculated the mathematical accuracy of the deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust of $4,477,883, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Mercantil Commercebank Investment Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
February 19, 2015